Georgia Daily Municipal Income Fund, Inc.
                                600 Fifth Avenue
                            New York, New York 10020



VIA EDGAR

U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC  20549

      Re: Georgia Daily Municipal Income Fund, Inc. - CIK. No. 0001047482 Request for Withdrawal of Registration Statement on Form N-1A File No. 333-37491
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Ladies and Gentlemen:

We hereby request withdrawal of the Registration Statement for Georgia Daily Municipal Income Fund, Inc. (the "Fund"). The Fund filed a Registration Statement on Form N-1A with the Securities and Exchange Commission on October 9, 1997 (accession number 0000903112-97-001399).

The Fund intends to file an application for deregistration on Form N-8F pursuant to section 8(f) of the Investment Company Act of 1940, as amended, for an order declaring that the Fund has ceased to be an investment company. The Fund seeks to obtain an order on the basis that it has distributed substantially all of its assets to its shareholders and is effecting a winding up of its affairs.

Based on the above, the Fund submits that withdrawal of the Registration Statement is consistent with the public interest and protection of investors. We hereby request withdrawal of the Fund's Registration Statement pursuant to Rule 477(a) under the Securities Act of 1933.

                                    Very truly yours,


                                    /s/ Steven W. Duff
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                                    Steven W. Duff
                                    President